Falcon Minerals Corporation

510 Madison Avenue, 8th Floor

New York, NY 10022

September 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N. E.

Washington, D.C. 20549

Re:	Falcon Minerals Corporation

Registration Statement on Form S-3

Filed September 20, 2021

File No. 333-259668

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Falcon Minerals Corporation (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM EST on Friday, October 1, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Matthew Ockwood
Matthew Ockwood
Chief Financial Officer